SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 6021805

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following document, which are attached hereto and incorporated by reference herein

Exhibit 99.1	Magic Reports First Quarter 2020 Financial Results and Announces Semi-Annual Cash Dividend Distribution of $0.08 per Share

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD
(Registrant)

By:	/s/ Asaf Berenstin
Asaf Berenstin Chief Financial Officer

Date: May 26, 2020

2

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99.1	Magic Reports First Quarter 2020 Financial Results and Announces Semi-Annual Cash Dividend Distribution of $0.08 per Share

3

Exhibit 99.1

PRESS RELEASE

Magic Reports First Quarter 2020 Financial Results
and Announces Semi-Annual Cash Dividend Distribution of $3.9 Million for the Second Half of 2019

Or Yehuda, Israel, May 26, 2020 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms solutions and IT consulting services, announced today its financial results for the first quarter ended March 31, 2020.

Financial Highlights for the First Quarter Ended March 31, 2020

●	Revenues for the first quarter ended March 31, 2020 increased 19% to $85.2 million compared to $71.8 million in the same period last year.

●	Operating income for the first quarter ended March 31, 2020 increased 4% to $8.7 million compared to $8.4 million in the same period last year.

●	Non-GAAP operating income for the first quarter ended March 31, 2020 increased 9% to $11.0 million compared to $10.1 million in the same period last year.

●

Net income attributable to Magic's shareholders for the first quarter ended March 31, 2020 increased 9% to $5.9 million, or $0.12 per fully diluted share, compared to $5.4 million, or $0.11 per fully diluted share in the same period last year.

●

Non-GAAP net income attributable to Magic's shareholders for the first quarter ended March 31, 2020 increased 41% to $9.4 million, or $0.19 per fully diluted share, compared to $6.7 million, or $0.14 per fully diluted share, in the same period last year.

●	Cash flow from operating activities for the first quarter ended March 31, 2020 amounted to $13.1 million compared to $10.7 million in the same period last year.

●	As of March 31, 2020, Magic’s net cash, cash equivalents, short and long-term bank deposits and marketable securities, offset by financial liabilities, amounted to $89.3 million.

●

Due to the COVID-19 pandemic which may cause delays in closing of new deals Magic is slightly revising its fiscal year 2020 guidance issued in February for full year revenues to the range of $350 million to $360 million on a constant currency basis, reflecting annual growth of 7.5% to 10.6%, as compared to its prior range of $360 million to $370 million, overall decreasing the midpoint of its guidance by 2.7%.

Declaration of Dividend Distribution for the Second Half of 2019

In accordance with its dividend distribution policy and as a testimony to our continued confidence in our business and our ability to continue generating positive cashflow, the Company’s board of directors declared a semi-annual cash dividend in the amount of $0.08 per share and in the aggregate amount of approximately $3.9 million, which in the aggregate with the amount distributed with respect to the first half of 2019, of $7.6 million reflect approximately 56% of Magic Software net income attributable to its shareholders for the year 2019.

The dividend is payable on June 25, 2020 to all of the Company’s shareholders of record at the close of the NASDAQ Global Select Market on June 9, 2020.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said: “Magic’s first-quarter performance reflects our continued focus on supporting our existing customers and closing of new deals. With COVID-19 global pandemic hitting the world by surprise since early March 2020, we took all the necessary steps to insure our employees are kept safe and productive, while controlling our expenses to properly address the new financial and market challenges.

In addition, as part of our continued efforts to improve our financial position and as a testimony of our confidence in our existing operations, during the first quarter we increased our equity interest in Roshtov Software Industries Ltd., by 20.05%, from 60% to 80.05%, and in Comblack IT Ltd., by 10.2%, from 70% to 80.2%. I am confident that the steps we have taken will ensure that Magic will emerge stronger and well positioned for continued growth when global economy recovers.”

Conference Call Details

Magic’s management will host a conference call on Tuesday, May 26, at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-281-1167

UK: 0-800-917-5108

ISRAEL: 03-918-0650

ALL OTHERS: +972-3-918-0650

For those unable to join the live call, a replay of the call will be available under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributable to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic’s financial condition and results of operations. Magic’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	Costs relates to acquisition of new businesses

●	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in value of put options of redeemable non-controlling interests;

●	Change in deferred tax assets on carry forward tax losses;

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2019 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Asaf Berenstin | Chief Financial Officer
Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	March 31,	December 31,
	2020	2019
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$76,636	$81,915
Short-term bank deposits	7,026	6,996
Marketable securities	3,387	6,600
Trade receivables, net	94,088	96,694
Other accounts receivable and prepaid expenses	12,439	12,845
Total current assets	193,576	205,050

LONG-TERM RECEIVABLES:
Severance pay fund	3,929	4,013
Deferred tax assets	2,555	2,188
Operating lease right-of-use assets	14,057	14,956
Other long-term receivables	2,664	3,594
Other long-term deposits	2,285	2,285
Total long-term receivables	25,490	27,036

PROPERTY AND EQUIPMENT, NET	3,854	3,649
INTANGIBLE ASSETS AND GOODWILL, NET	164,427	168,871

TOTAL ASSETS	$387,347	$404,606

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$4,941	$7,079
Trade payables	11,027	10,990
Accrued expenses and other accounts payable	32,018	32,619
Current maturities of operating lease liabilities	3,591	3,833
Liabilities due to acquisition activities	3,375	3,638
Deferred revenues and customer advances	8,588	8,724
Total current liabilities	63,540	66,883

NON-CURRENT LIABILITIES:
Long-term debt	14,959	15,540
Deferred tax liability	11,093	11,069
Long-term operating lease liabilities	10,461	11,119
Long-term liabilities due to acquisition activities	8,904	8,613
Accrued severance pay	4,965	4,770
Total non-current liabilities	50,382	51,111

REDEEMABLE NON-CONTROLLING INTERESTS	11,859	21,915

EQUITY:
Magic Software Enterprises equity	244,216	247,838
Non-controlling interests	17,350	16,859
Total equity	261,566	264,697

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$387,347	$404,606

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2020	2019
	Unaudited
Revenues	$85,208	$71,800
Cost of Revenues	60,016	49,508
Gross profit	25,192	22,292
Research and development, net	2,174	1,546
Selling, marketing and general and administrative expenses	14,272	12,358
Total operating costs and expenses	16,446	13,904
Operating income	8,746	8,388
Financial income (expenses), net	517	(240)
Income before taxes on income	9,263	8,148
Taxes on income	1,988	1,620
Net income	$7,275	$6,528
Net income attributable to redeemable non-controlling interests	(324)	(882)
Net income attributable to non-controlling interests	(1,098)	(293)
Net income attributable to Magic's shareholders	$5,853	$5,353

Net earnings per share attributable to Magic's shareholders :
Basic	$0.12	$0.11
Diluted	$0.12	$0.11

Weighted average number of shares used in computing net earnings per share
Basic	48,958	48,876
Diluted	49,046	48,979

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2020	2019
	Unaudited

GAAP gross profit	$25,192	$22,292
Amortization of capitalized software and acquired technology	1,288	1,215
Amortization of other intangible assets	268	137
Non-GAAP gross profit	$26,748	$23,644

GAAP operating income	$8,746	$8,388
Gross profit adjustments	1,556	1,352
Amortization of other intangible assets	1,240	1,201
Capitalization of software development	(844)	(954)
Costs related to acquisitions	273	-
Stock-based compensation	-	75
Non-GAAP operating income	$10,971	$10,062

GAAP net income attributable to Magic's shareholders	$5,853	$5,353
Operating income adjustments	2,225	1,674
Expenses attributed to non-controlling interests and redeemable non-controlling interests	-	(308)
Increase in value of put options of redeemable non-controlling interests	-	(67)
Changes in unsettled fair value of contingent consideration related to acquisitions	773	-
Deferred taxes on the above items	526	(67)
Non-GAAP net income attributable to Magic's shareholders	$9,377	$6,652

Non-GAAP basic net earnings per share	$0.19	$0.14
Weighted average number of shares used in computing basic net earnings per share	48,958	48,876

Non-GAAP diluted net earnings per share	$0.19	$0.14
Weighted average number of shares used in computing diluted net earnings per share	49,046	48,964

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2020		2019
	Unaudited		Unaudited

Revenues	$85,208	100%	$71,800	100%
Gross profit	26,748	31.4%	23,644	32.9%
Operating income	10,971	12.9%	10,062	14.0%
Net income attributable to Magic's shareholders	9,377	11.0%	6,652	9.3%

Basic earnings per share	$0.19		$0.14
Diluted earnings per share	$0.19		$0.14

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the three months ended March 31,
	2020	2019
	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$7,275	$6,528
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,011	2,850
Stock-based compensation	-	75
Change in deferred taxes, net	97	(150)
Amortization of marketable securities premium and accretion of discount	43	71
Net change in operating assets and liabilities:
Trade receivables, net	1,871	(510)
Other long-term and short-term accounts receivable and prepaid expenses	143	362
Trade payables	152	(1,039)
Exchange rate of loans	(688)	670
Accrued expenses and other accounts payable	33	(1,856)
Deferred revenues	1,190	3,691
Net cash provided by operating activities	13,127	10,692

Cash flows from investing activities:

Capitalized software development costs	(844)	(954)
Purchase of property and equipment	(488)	(277)
Cash paid in conjunction with acquisitions, net of acquired cash	(727)	(6,538)
Proceeds from maturity and sale of marketable securities	3,159	750
Proceeds from (Investment in) short-term bank deposits	(30)	7,100
Net cash provided by (used in) investing activities	1,070	81

Cash flows from financing activities:

Proceeds from exercise of options by employees	61	(12)
Dividend paid	(55)	(7,335)
Dividend paid to redeemable non-controlling interests	(923)	(1,027)
Purchase of non-controlling interest	(15,046)	-
Short-term and long-term loans received	-	8
Repayment of short-term and long-term loans	(1,971)	(690)
Net cash used in financing activities	(17,934)	(9,056)

Effect of exchange rate changes on cash and cash equivalents	(1,542)	(161)

Increase (decrease) in cash and cash equivalents	(5,279)	1,556
Cash and cash equivalents at the beginning of the year	81,915	87,126
Cash and cash equivalents at end of the period	$76,636	$88,682